                  U.S. SECURITIES AND EXCHANGE COMMISSION

     Washington D.C. 20549

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        FORM 12b-25

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       NOTIFICATION OF LATE FILING

              (Check One):

                   [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

               For the Period Ended: June 30, 2002

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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              Part I - Registrant Information

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Full Name of Registrant: James Barclay Alan, Inc.

Former Name if Applicable: PayForView Media Holdings Group Corp.;

                           PayForView.com Corp.

Address of Principal Executive Office:

     509 Madison Avenue, 16th Floor, New York, New York 10022

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                Part II - Rules 12b-25(b) and (c)

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     If the subject report could not be filed withoutunreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:  Check box if appropriate)

     | (a) The reasons described in reasonable detail in Part

     | III of this form could not be eliminated without

     | unreasonable effort or expense;

     |

     | (b) The subject annual report, semi-annual report, or

     | transition report or portion thereof will be filed on

     | or before the fifteenth calendar day following the

[X] | prescribed due date; or the subject quarterly report or

     | transition report on Form l0-Q or portion thereof will

     | be filed on or before the fifth calendar day following

     | the prescribed due date; and

     |

     | (c) The accountant's statement or other exhibit

     | required by Rule 12b-25(c) has been attached if

     | applicable.

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                Part III - Narrative

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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Management is still awaiting review by and approval of the Company's auditors of the financial reports for the period ended June 30, 2002. As a result, additional time is needed to file the report.

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                   Part IV - Other Information

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     (1) Name and telephone number of person to contact in regard to this notification:

          Christopher H. Dieterich                  (310) 312-6888

                   (Name)                              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

                                                [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,

state the reasons why a reasonable estimate of the results cannot be made.

          JAMES BARCLAY ALAN, INC.

           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002        By /s/ Marc A. Pitcher

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                                         Marc A. Pitcher, President and Director

                                         JAMES BARCLAY ALAN, INC

                                         509 Madison Avenue, 16th Floor

                                         New York, New York 10022

                                         (212) 201-6900

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).